                               ABOUDI & BROUNSTEIN
                                   LAW OFFICES
                             3 GAVISH ST., POB 2432
                        KFAR SABA IND. ZONE 44641 ISRAEL
                     TEL. 972-9-764-4833 FAX. 972-9-764-4834

--------------------------------------------------------------------------------

David Aboudi, J.D.*
Gerald Brounstein, LL.B.**
Jeffrey Moskowitz LL.B.
*Member of the Israel & New York Bars
**Member of the Israel & Ontario Bars
                                                  email: david@a-blaw.com

                                                        September 18, 2006


VIA EDGAR

April Sifford
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:     April Sifford
               Mail Stop 7010


RE:   ISRAMCO, INC.
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
      FILED MARCH 24, 2006
      FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006
      FILED MAY 22, 2006

      FILE NO. 0-12500

Dear Ms. Sifford:

        In connection with the above referenced filing, on behalf of Isramco, Inc. ("Isramco" or the "Company"), we are electronically transmitting a draft of our revised annual report on Form 10-K/A for the year ended December 31, 2005 (the "Form 10-K/A") to be filed by the Company with the Securities and Exchange Commission (the "Commission") after clearance of the Company's responses to the comments contained in the staff's comment letter dated August 4, 2006, blacklined to show the changes made from the Annual Report on Form 10-K filed with the Commission on March 24, 2006.

        The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the staff's comment letter of August 4, 2006. For your convenience, we have repeated the staff's comments below in bold face type before each of our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004, PAGE 17

1. WE NOTE YOUR EFFECTIVE TAX RATE FOR FISCAL 2005 COMPARED TO FISCAL 2004. PROVIDE A DISCUSSION OF THE UNDERLYING REASONS FOR THE VARIATIONS IN YOUR EFFECTIVE INCOME TAX RATE AND YOUR EXPECTATIONS AS TO THE EFFECTIVE RATE FOR FISCAL 2006. REFER TO REGULATION S-K ITEM
     303(A)(3)(I)-(II) FOR GUIDANCE.

RESPONSE:

         Additional disclosures have been included in the Form 10-K/A under
Item 7 to discuss the change in the effective tax rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 20

2.       WE NOTE THAT YOU HOLD CERTAIN INVESTMENTS AND TRADING SECURITIES

     DENOMINATED IN ISRAELI CURRENCY, AND THAT YOU REPORTED $671,000 OF LOSSES FOR THE MARK-TO-MARKET OF SWAP CONTRACTS ON OIL AND GAS PRICES. REVISE YOUR DISCLOSURES TO PROVIDE THE QUANTITATIVE AND QUALITATIVE INFORMATION WITH RESPECT TO YOUR FOREIGN CURRENCY EXCHANGE RATE, MARKET AND COMMODITY PRICE RISKS FOR SUCH INSTRUMENTS AS OF DECEMBER 31, 2005, OR TELL US HOW YOU CONCLUDED SUCH AMOUNTS WERE NOT MATERIAL. REFER TO REGULATION S-K ITEM 305 FOR GUIDANCE.

RESPONSE:

         Additional disclosures have been included in the Form 10-K/A under
Item 7A to provide the quantitative and qualitative information that was requested.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

3. PROVIDE A REVISED AUDIT REPORT THAT OPINES ON YOUR DECEMBER 31, 2004 BALANCE SHEET.

RESPONSE:

     A revised audit report has been included in the Form 10-K/A.

4. THE AUDIT REPORT FOR THE FISCAL YEAR 2003 RELIES ON OTHER AUDITORS WITH RESPECT TO YOUR WHOLLY OWNED SUBSIDIARIES. PROVIDE THE AUDIT REPORT OF
     THE OTHER AUDITORS REFERRED TO IN THIS REPORT AS REQUIRED BY REGULATION
     S-X 2-05.

RESPONSE:

         The audit reports for Isramco Oil and Gas, Ltd. and Isramco, Inc. - Israel Branch have been included in the Form 10-K/A. The financial statements for Isramco B.V., Cruquius were not audited due to the financial statements having no amounts. The Company's current auditors do not rely on the auditors of the foreign subsidiaries. Therefore, these separate audit reports will not be needed for the annual report on Form 10-K for the year ending December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - INVESTMENTS IN AFFILIATES, PAGE F-12

5. WE NOTE YOU ACCOUNT FOR YOUR INTEREST IN ISRAMCO NEGEV 2 LIMITED PARTNERSHIP ON THE EQUITY METHOD. TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE PROVIDED BY EMERGING ISSUE TASK FORCE (EITF) 04-05 IN FOLLOWING THIS POLICY. EITF 04-05 IS APPLICABLE TO YOU AS OF JANUARY 1, 2006. WE WOULD EXPECT YOU TO INCLUDE A DISCUSSION OF THIS RECENTLY ISSUED ACCOUNTING STANDARD IN YOUR DISCUSSION OF NEW PRONOUNCEMENTS INCLUDED ON PAGE F-10.

RESPONSE:

         A discussion of EITF 04-05 has been added to Note A [19] in the Form 10-K/A. The Company does not believe that EITF 04-05 applies for the interest in Isramco Negev 2 Limited Partnership because the Company does not control the partnership. All major transactions, including raising equity and obtaining a license for oil and gas exploration, require approval of the limited partners. Therefore, the limited partners have substantive participating rights. The Company as general partner is only responsible for running the day-to-day operations.

NOTE G - DERIVATIVE INSTRUMENTS, PAGE F-15

6. PROVIDE ALL DISCLOSURES REQUIRED FOR DERIVATIVE INSTRUMENTS UNDER STATEMENT OF FINANCIAL ACCOUNTING STANDARDS 133, PARAGRAPH 44.

RESPONSE:

         The disclosures required by SFAS 133 have been added to Note G in the Form 10-K/A.

NOTE K - INCOME TAXES, PAGE F-17

7. WE NOTE YOU REPORTED FOREIGN INCOME TAX EXPENSE ON A FOREIGN LOSS IN FISCAL 2005 AND NO FOREIGN INCOME TAX EXPENSE ON FOREIGN INCOME FOR FISCAL 2004 AND 2003. TELL US WHY YOU HAVE FOREIGN TAX EXPENSE FOR FISCAL 2005 AND HAVE NOT RECORDED FOREIGN INCOME TAX IN 2004 AND 2003. WE MAY HAVE FURTHER COMMENT.

RESPONSE:

         The Company's Israel branch office serves as the operator of several offshore licenses and one offshore lease in offshore Israel. For 2005 ,the branch reported income of $838,000 and a corresponding foreign income tax expense of $370,000 was recorded. During 2004 and 2003, the branch recorded income before tax of $2,117,000 and $2,426,000, respectively. No tax expense was recorded in 2004 and 2003 because the branch had tax loss carryforwards from previous years. The Company did not record in 2003 and 2004 a deferred tax asset for the foreign tax loss carryforwards due to the uncertainty of future profits to utilize the carryforwards. All of the Company's tax loss carryforwards were utilized in 2003 and 2004.

         The operations of Magic I Cruise Line Corp., a Virgin Islands corporation and a wholly owned subsidairy of the Company, have been treated separately for tax purposes through

December 31, 2005. During 2005 and 2004, Magic recorded losses for tax purposes. These losses were not included in the Company's income return for 2005 and 2004.

 EXHIBIT 31

8. PLEASE INCLUDE CORRECTLY WORDED CERTIFICATIONS IN YOUR AMENDED FILING AS REQUIRED BY REGULATION S-K ITEM 601(B)(31). WE NOTE THIS EXHIBIT SHOULD BE TITLED "CERTIFICATIONS", AND THE INITIAL SENTENCE SHOULD IDENTIFY THE CERTIFIER BY NAME ONLY.

RESPONSE:

         The revised Certifications have been included as Exhibit 31 in the Form 10-K/A.

FORM 10-Q FOR QUARTER ENDED MARCH 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPAIRMENT OF ASSETS, PAGE 12

9. WE NOTE YOUR IMPAIRMENT LOSS RECORDED IN THE FIRST QUARTER OF FISCAL 2006. TELL US WHY YOU DID NOT DISCLOSE THE POSSIBILITY OF SUCH LOSS IN YOUR MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005. REFER TO REGULATION S-K ITEM 303(A), INSTRUCTION 3 TO PARAGRAPH 303(A) AND FINANCIAL REPORTING CODIFICATION 501.02 AND 501.12 FOR GUIDANCE. WE MAY HAVE FURTHER COMMENT.

RESPONSE:

     The Company completed its analysis of the impairment loss recorded that was recorded in the first quarter of fiscal 2006 during April and May 2006 in connection with the preparation of its quarterly report on Form 10-Q for the three months ended March 31, 2006. The Company's determination was based on additional information that became available to it during April 2006 relating to the future anticipated vessel maintenance and renovation costs. This additional information was not available to the Company in March 2006. On the basis of the vessel upkeep and maintenance cost estimates available to the Company in March 2006, the Company determined that an impairment charge was not necessary at during the year ended December 31, 2005. Based on the updated additional information gathered in April 2006, the Company determined that an impairment was required as of March 31, 2006.

10. TELL US THE FACTS AND CIRCUMSTANCES YOU CONSIDERED TO CONCLUDE DISCLOSURE OF THIS IMPAIRMENT WAS NOT REQUIRED IN YOUR FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 UNDER STATEMENT OF POSITIONS 94-06, PARAGRAPH 12-18. WE MAY HAVE FURTHER COMMENT.

RESPONSE:

         The Company, through its wholly owned subsidiary Magic I Cruisle Line Corp., is responsible for the maintenance and upkeep of the cruise line vessel during periods that the vessel is not leased. The vessel is ordinarily leased on a bareboat basis generally from April through November. When not in operation, the vessel is generally undergoing maintenance and upkeep. The related upkeep and maintenance cost estimates that the Company received in March (prior to filing its annual report on Form 10-K) were significantly less then the updated upkeep and maintenance cost estimates that were received in April 2006 (prior to the filing of the quarterly report on Form 10-Q). The analysis completed by the Company prior to the filing of the annual repropt on Form 10-K using a present value of expected cash flows indicated that no impairment was necessary as of December 31, 2005. When the same analysis was completed prior to the filing of the quarterly report on Form 10-Q using the revised estimate of upkeep and maintenance costs, it indicated that an impairment charge was necessary as of March 31, 2006.


     In connection with its responses above, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Statement.

         Should the Staff have any additional questions or comments with respect to the Amendment, please direct such questions to Jon Freedman of this office at 212-202-0783 or to David Aboudi at 011-972-9-764-4833. You may also contact David Grossman, Partner with Malone & Bailey, PC, the Company's auditor, at 713-266-0530 extension 14.

                                                             Sincerely,



                                                             David Aboudi

cc:    David Grossman
       Haim Tsuff